EXHIBIT (a)(5)(i)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND

COMMENCES TENDER OFFER

BOSTON, MA, June 25, 2020 — Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) today commenced a cash tender offer for up to 5% or 3,787,010 of its outstanding common shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires. The tender offer will expire at 5:00 P.M., Eastern Time on July 24, 2020 or on such later date to which the offer is extended. The pricing date will also be July 24, 2020, unless extended. If the number of shares tendered exceeds the maximum amount of the offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares in connection with the offer.

The tender offer is being made on the terms and subject to the conditions set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that has been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the tender offer. Shareholders of the Fund should read them carefully as they contain important information about the tender offer. Shareholders of the Fund can obtain a free copy of each of these documents at the SEC’s website at www.sec.gov or from the Fund by calling AST Fund Solutions, LLC, the Fund’s information agent for the tender offer, at 800-848-3051. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

About Eaton Vance Corp.

The Fund’s investment adviser is Eaton Vance Management, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Calvert and Hexavest, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of April 30, 2020, Eaton Vance had consolidated assets under management of $465.3 billion. For more information, visit eatonvance.com.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are only available for purchase or sale on the NYSE American exchange at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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